Pricing Term Sheet	Filed pursuant to Rule 433
To preliminary prospectus supplement	Registration number 333-157822
dated June 15, 2009	June 16, 2009
(To prospectus dated March 10, 2009)

Lincoln National Corporation

40,000,000 Shares of Common Stock

Final Term Sheet, June 16, 2009

Issuer:	Lincoln National Corporation (“LNC”)

Title of Securities:	Common Stock, no par value

Stock Symbol / Exchange	LNC / NYSE

Format:	SEC Registered

Trade Date:	June 16, 2009

Closing Date (T+4):	June 22, 2009

Number of Shares Offered and Sold:	40,000,000 shares; resulting in a pro forma common stock capitalization as of March 31, 2009 of $7.737 billion, as adjusted for this offering and LNC’s targeted participation of $950 million in TARP CPP, which includes an estimate of the value of the warrant.

Option to Purchase Additional Shares:	6,000,000 shares

Price to the Public (Issue Price):	$15.00 per share; $600,000,000 total

Underwriting Discounts and Commissions	$0.66 per share; $26,400,000 total (or $30,360,000 if the underwriters’ option to purchase additional shares is exercised in full)

Net Proceeds	Approximately $565,600,000, or approximately $651,640,000 if the underwriters’ option to purchase additional shares is exercised in full, in each case after deducting the underwriting discounts and estimated expenses payable by LNC

Last Sale Price of Issuer’s Common Stock on the New York Stock Exchange:	$15.06, as of June 16, 2009

CUSIP/ISIN:	534187109 / US5341871094

Global Coordinators	J.P. Morgan Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Lincoln National Corporation

40,000,000 Shares of Common Stock

Final Term Sheet, June 16, 2009

Joint Book-Running Managers:	Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated

Co-Managers:	Wachovia Capital Markets, LLC UBS Securities LLC Credit Suisse Securities (USA) LLC PNC Capital Markets LLC

Ratings Update

Moody’s Investors Service (“Moody’s”) announced on June 15, 2009 that the debt ratings of LNC (senior debt at Baa2) and the A2 insurance financial strength ratings of its operating subsidiaries remain under review for possible downgrade. Moody’s said that it would likely confirm LNC’s ratings if LNC successfully executes its plan to raise common equity of approximately $600 million, senior debt of up to $500 million, and approximately $950 million of preferred stock which would be issued pursuant to the U.S. Treasury’s Capital Purchase Program (CPP). However, if LNC is unable to successfully raise the public debt or equity components, and needed to rely entirely on the CPP for the $2 billion capital raise, Moody’s said that it would likely downgrade the ratings by one notch.

On June 15, 2009, Standard & Poor’s Ratings Services (“S&P”) revised its outlook on LNC and LNC’s insurance operations (Lincoln) to stable from negative. At the same time, S&P affirmed its “AA-” counterparty credit and financial strength ratings on the insurance operations and the “A-” counterparty credit rating on LNC. In addition, Standard & Poor’s lowered its rating on LNC’s preferred stock to “BBB-” from “BBB.”

On June 16, 2009, Fitch Ratings (“Fitch”) affirmed the ratings of LNC and its operating subsidiaries. Fitch also announced that LNC’s ratings outlook remains negative.

Lincoln National Corporation

40,000,000 Shares of Common Stock

Final Term Sheet, June 16, 2009

Nationally recognized rating agencies rate the financial strength of our principal insurance subsidiaries and rate our debt. Ratings are not recommendations to buy our securities. Each of the rating agencies reviews its ratings periodically, and our current ratings may not be maintained in the future.

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling J.P. Morgan Securities Inc. at 866-430-0686 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 866-500-5408.

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